                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 2
                         ------------------------------

                          COMMUNICATIONS CENTRAL INC.
                           (Name of Subject Company)

                          COMMUNICATIONS CENTRAL INC.
                       (Name of Person Filing Statement)
                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                         ------------------------------

                                  203388 10 3
                     (Cusip Number of Class of Securities)
                         ------------------------------

                               RODGER L. JOHNSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          COMMUNICATIONS CENTRAL INC.
                            1150 NORTHMEADOW PARKWAY
                                   SUITE 118
                            ROSWELL, GEORGIA  30076
                                 (770) 442-7300

           (Name, Address and Telephone Number of Persons Authorized
             to Receive Notices and Communications on Behalf of the
                         Person Filing this Statement)
                         ------------------------------

                                    Copy to:
                            J. STEPHEN HUFFORD, ESQ.
                               HUNTON & WILLIAMS
                           600 PEACHTREE STREET, N.E.
                                   SUITE 4100
                            ATLANTA, GEORGIA  30308

                               [CCI Letterhead]


                                  May 15, 1997



To Our Shareholders:

       On behalf of the Board of Directors of Communications Central Inc. (the "Company"), I am writing to advise you that the cash tender offer (the "Offer") by PhoneTel Technologies, Inc. ("PhoneTel") to purchase all of the outstanding shares of Common Stock of the Company (including associated rights to purchase such stock, the "Shares") at a price of $12.85 per Share has been extended until August 5, 1997. This letter constitutes an amendment to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on March 20, 1997.

       As announced in a joint press release from the Company and PhoneTel, the Offer was extended effective May 15, 1997 and will now expire at 12:00 midnight, New York City time, on Tuesday, August 5, 1997. The extension of the Offer was made in connection with an amendment (the "Amendment") to the Agreement and Plan of Merger dated as of March 14, 1997 by and among the Company, PhoneTel and a wholly-owned subsidiary of PhoneTel (the "Merger Agreement").

       The Amendment to the Merger Agreement, among other things, (i) reduces the "Minimum Condition" (as such term is defined in the Merger Agreement to mean the minimum number of Shares of Common Stock of the Company that must be validly tendered and not withdrawn prior to expiration of the Offer) from 75% of the Shares outstanding on a fully-diluted basis to 75% of the Shares outstanding;
(ii) eliminates PhoneTel's option to merge the Company with and into PhoneTel's wholly-owned subsidiary (it being PhoneTel's intention to instead effect a merger of such subsidiary with and into the Company); (iii) provides for an immediate release to the Company of the $5,000,000 previously deposited by PhoneTel into escrow as security for its achievement of the "Financing Condition" (as such term is defined in the Merger Agreement); (iv) restricts PhoneTel from entering into or consummating acquisitions of public pay telephone providers, other than as permitted by the Amendment; (v) obligates the Company to seek an extension from its principal lender of a $12 million principal payment due July 1, 1997 under the Company's Credit Agreement; (vi) provides for the Merger Agreement to remain in effect through August 20, 1997, provided that an earlier right to terminate the Agreement shall arise on July 21, 1997 if, on or before such date, PhoneTel has not delivered to the Company a commitment (subject only to the consummation of the Offer and other customary conditions, but not subject to due diligence) for $25 million or more of equity capital to finance the Offer and the Merger; and (vii) provides for PhoneTel to pay to the Company as additional consideration for entering into the Amendment the amount of $1 million, provided that the

Company is obligated to utilize this payment for the sole purpose of paying a portion of the principal amount due under the Company's Credit Agreement. For a more complete description of the Merger Agreement, see the Company's Solicitation/Recommendation Statement on Schedule 14D-9 dated March 20, 1997. Except as described herein, the Merger Agreement and the terms of the Offer and the Merger remain substantially as described in the Schedule 14D-9.

       The Board of Directors of the Company has approved the Amendment and reaffirmed its unanimous determination that the Offer is fair to and in the best interests of the Company and its shareholders. The Board of Directors of the Company continues to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

       We appreciate your continued support.

                                  On behalf of the Board of Directors,

                                  /s/ Rodger L. Johnson
                                  -------------------------------------
                                  Rodger L. Johnson
                                  President and Chief Executive Officer

                                   SIGNATURE



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    COMMUNICATIONS CENTRAL INC.



                                    By: /s/ Rodger L. Johnson
                                        ---------------------
                                       Rodger L. Johnson
                                       President and Chief Executive Officer

Dated:  May 15, 1997

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase dated March 20, 1997./+ ++/

(a)(2)    Letter of Transmittal. /+ ++/

(a)(3) Press release issued by the Company and the Parent on March 14, 1997./+/

(a)(4)    Opinion of J.C. Bradford & Co. LLC dated March 14, 1997./+  ++/

(a)(4)(a) Opinion of J.C. Bradford & Co. LLC dated March 14, 1997, as amended.*/+/

(a)(5) Letter to Shareholders dated March 20, 1997 from Rodger L. Johnson, President and Chief Executive Officer of the Company./+ ++/

(c)(1) Agreement and Plan of Merger dated as of March 14, 1997, among Parent, Purchaser and the Company./+/

(c)(1)(a) First Amendment to Agreement and Plan of Merger dated as of May 15, 1997, among Parent, Purchaser and the Company././

(c)(2) Escrow Agreement dated March 14, 1997 by and among the Escrow Agent, the Company and the Parent./+/

(c)(3) Employment Agreement dated November 6, 1995 between CCG and Rodger L. Johnson. (Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K (Date of Earliest Event Reported: November 6, 1995).)/+/

(c)(4) Stock Option Agreement dated November 6, 1995 between the Company and Rodger L. Johnson. (Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K (Date of Earliest Event Reported:
          November 6, 1995).)/+/

(c)(5) Stock Option Agreement dated January 2, 1996 between the Company and Anthony J. Palermo. (Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.)/+/

(c)(6)    Stock Option Agreement dated January 15, 1996 between the Company and
          C. Douglas McKeever. (Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996)./+/

(c)(7) Forms of Indemnification Agreements for officers and directors of the Company./+/

(c)(8) Article VIII of the Amended and Restated Articles of Incorporation of the Company./+/

(c)(9)    Article Eight of the Company's Amended and Restated Bylaws./+/

(c)(10) Shareholder Rights Agreement dated as of July 25, 1995, between the Company and First Union National Bank of North Carolina, as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A registering certain Rights to Purchase Common Stock as filed on August 7, 1995)./+/

(c)(11) Amendment No. 1 dated as of March 13, 1996 to Shareholders Rights Agreement dated as of July 25, 1995, between the Company and First Union National Bank, as Rights Agent./+/
_________________
/./    Filed contemporaneously herewith.
*      Included in documents mailed to shareholders on April 25, 1997.
/++/   Included in documents mailed to shareholders on March 20, 1997.
/+/    Previously filed or incorporated by reference herein.